Exhibit 99.2

SOLARBANK CORPORATION

(Formerly Abundant Solar Energy Inc.)

Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

For the three and nine months ended March 31, 2024 and 2023

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	Notes	March 31, 2024	June 30, 2023
Assets
Current assets:
Cash		$6,091,112	$749,427
Short-term investments	3	2,720,000	6,550,000
Trade and other receivables	4	3,451,994	3,837,207
Unbilled revenue		539,008	7,405,866
Prepaid expenses and deposits	5	2,003,586	3,054,678
Inventory	7	2,775,146	448,721
		17,580,846	22,045,899
Non-current assets
Property, plant and equipment	6	2,293,167	950,133
Right-of-use assets	11	860,152	144,487
Development asset	8	7,881,168	1,106,503
Goodwill	17	5,689,227	-
Investment	18	5,152,023	722,515
		21,875,737	2,923,638
Total assets		$39,456,583	$24,969,537

Liabilities and Shareholder’s equity
Current liabilities:
Trade and other payables	9	$5,954,513	$4,713,497
Unearned revenue	10	1,672,548	1,150,612
Current portion of long-term debt	12	303,882	151,111
Loan payables		42,816	-
Tax payable		10,983	929,944
Current portion of lease liability	11	119,797	44,961
Current portion of tax equity	13	79,603	93,751
Non-current liabilities:		8,184,142	7,083,876
Long-term debt	12	2,819,904	759,259
Lease liability	11	793,342	128,350
Tax equity	13	316,732	366,856
		3,929,978	1,254,465
Total liabilities		$12,114,120	$8,338,341
Shareholders’ equity:
Share capital	15	8,984,448	6,855,075
Contributed surplus		3,760,431	3,001,924
Accumulated other comprehensive income		(42,009)	(116,759)
Retained earnings		12,247,821	6,652,551
Equity attributable to shareholders of the company		24,950,690	16,392,791
Non-controlling interest	17	2,391,772	238,405
Total equity		27,342,462	16,631,196
Total liabilities and shareholders’ equity		$39,456,583	$24,969,537

Approved and authorized for issuance on behalf of the Board of Directors on May 13, 2024 by:

“Richard Lu”	“Sam Sun”
Richard Lu, CEO, and Director	Sam Sun, CFO

See accompanying notes to these condensed interim consolidated financial statements.

2

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Expressed in Canadian dollars)

(Unaudited)

		Three Months Ended March 31		Nine Months Ended March 31
	Notes	2024	2023	2024	2023
Revenue from EPC services		$23,435,444	$684,296	$47,477,484	$9,082,473
Revenue from development fees		27,207	-	2,106,625	-
Revenue from IPP production		121,761	-	259,279	-
Revenue from O&M services		20,220	22,560	86,310	69,769
Revenue from other services		470,315	-	470,315	-
		24,074,947	706,856	50,400,013	9,152,242
Cost of goods sold		(18,686,509)	(51,601)	(40,130,961)	(6,895,613)
Gross profit		5,388,438	655,255	10,269,052	2,256,629

Operating expense:
Advertising and promotion		(1,879,006)	(47,719)	(3,357,708)	(86,332)
Consulting fees		(320,117)	(448,673)	(1,076,791)	(781,435)
Depreciation		(47,370)	(12,846)	(118,668)	(36,185)
Insurance		(89,752)	(29,391)	(217,010)	(87,179)
Listing fees		(183,711)	(68,517)	(183,711)	(99,491)
Office, rent and utilities		(127,156)	(75,704)	(337,544)	(222,983)
Professional fees		(244,341)	(482,659)	(871,698)	(637,401)
Repairs and maintenance		(65,014)	(15,449)	(111,861)	(17,299)
Salary and wages		(389,902)	(160,888)	(867,318)	(576,853)
Stock based compensation		(108,408)	(2,621,451)	(758,507)	(2,621,451)
Travel and accommodation		(53,019)	(21,022)	(224,253)	(133,924)
Total operating expenses		(3,507,796)	(3,984,319)	(8,125,069)	(5,300,533)
Other income (loss)
Interest income		103,449	78,427	262,185	78,427
Interest expense		(128,103)	(22,126)	(278,396)	(64,551)
Other income	4,16	3,534,692	6,363,363	5,270,382	6,473,127
Change in fair value	18	(1,124,791)	-	(1,124,791)	-
Net income before taxes		$4,265,889	$3,090,600	$6,273,363	3,443,099
Income tax expense		(766,648)	(16,510)	(750,661)	(16,510)
Net income		$3,499,241	$3,074,090	$5,522,702	$3,426,589
Current translation adjustments, net of tax of $nil		176,538	(9,218)	74,750	(107,767)
Net income and comprehensive income		$3,675,779	$3,064,872	$5,597,452	$3,318,822
Net income attributable to:
Shareholders of the company		3,513,689	3,074,090	5,588,180	3,426,589
Non-controlling interest		(14,448)	-	(65,478)	-
Net Income		$3,499,241	$3,074,090	$5,522,702	$3,426,589
Total income and comprehensive income attributable to:
Shareholders of the company		3,690,227	3,064,872	5,662,930	3,318,822
Non-controlling interest		(14,448)	-	(65,478)	-
Total income and comprehensive income		$3,675,779	$3,064,872	$5,597,452	$3,318,822
Earning per share
Basic		0.13	0.11	0.20	0.13
Diluted		0.09	0.09	0.15	0.10
Weighted average number of common shares outstanding
Basic		27,136,075	26,800,000	26,993,260	26,800,000
Diluted		37,372,195	35,915,942	37,247,965	35,915,942

See accompanying notes to these condensed interim consolidated financial statements

3

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Note	No. of Shares	Share Capital	Share Option Reserve	Retained Earnings	Accumulated OCI	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance at June 30, 2022		16,000,000	$1,000	$-	$4,410,565	$73,767	$4,485,332	$(44,717)	$4,440,615
Net income for the period		-	-	-	3,426,589	-	3,426,589	-	3,426,589
Conversion of convertible debentures		2,500,000	1,250,000	-	-	-	1,250,000	-	1,250,000
Common shares issued, net of costs		8,050,000	5,611,802	-	-	-	5,611,802	-	5,611,802
Broker warrants issued		-	(242,575)	242,575	-	-	-	-	-
RSU granted		250,000	187,500	55,666	-	-	243,166	-	243,166
Share-based compensation		-	-	596,842	-	-	596,842	-	596,842
Advisory warrants issued		-	-	1,781,443	-	-	1,781,443	-	1,781,443
Other comprehensive loss		-	-	-	-	(107,767)	(107,767)	-	(107,767)
Balance at March 31,2023		26,800,000	$6,807,727	$2,676,526	$7,837,154	$(34,000)	$17,287,407	$(44,717)	$17,242,690

Balance at June 30, 2023		26,800,000	$6,855,075	$3,001,924	$6,652,551	$(116,759)	$16,392,791	$238,405	$16,631,196
Net income for the period		-	-	-	5,588,180	-	5,588,180	(65,478)	5,522,702
Common shares issued, net of costs		2,200	21,659	-	-	-	21,659	-	21,659
Broker warrants	15(c)	55,000	41,250	-	-	-	41,250	-	41,250
RSU granted	15(e)	-	-	62,514	-	-	62,514	-	62,514
Share-based compensation	15(d)	-	-	695,993	-	-	695,993	-	695,993
Other comprehensive income		-	-	-	-	74,750	74,750	8,172	82,922
OFIT GM and OFIT RT acquisition	16	278,875	2,066,464	-	-	-	2,066,464	2,508,989	4,575,453
Acquisition of NCI of Solar alliance DevCo	16	-	-	-	7,090	-	7,090	(298,316)	(291,226)
Balance at March 31, 2024		27,136,075	$8,984,448	$3,760,431	$12,247,821	$(42,009)	$24,950,691	$2,391,772	$27,342,463

See accompanying notes to condensed interim consolidated financial statements

4

SOLARBANK CORPORATION

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

	Nine months ended March 31,
In Canadian Dollars	2024	2023

Operating activities:
Net income	$5,522,702	$3,426,589

Items not involving cash:
Depreciation	118,668	36,185
Interest expenses	150,257	-
Changes in ITC Distribution	(95,617)	-
Gain from acquisition of NCI	(195,893)	-
Change in fair value	1,124,791	-
AR recovery through shares settlement	(3,089,299)	-
Share-based compensation	758,507	2,621,451
	4,294,116	6,084,225
Changes in non-cash working capital balances:
Trade and other receivable	6,811,150	(5,007,642)
Contract fulfilment costs	3,011	3,594,531
Inventory	(2,323,738)	(275,979)
Prepaids	1,154,729	(395,066)
Trade and other payables	1,427,018	379,982
Advance from customer	499,839	255,212
Interest expense	128,139	-
Interest paid	(128,139)	-
Income tax expense	750,661	18,131
Income tax paid	(1,697,450)	-
Cash provided by operating activities	10,919,336	4,653,394

Investing activities:
Acquisition of property, plant and equipment	(42,908)	-
Acquisition of development asset	(6,316,741)	-
Redemption (investment) of GIC	3,830,000	(4,680,000)
Net cash acquired from acquisition	11,155	-
Acquisition of NCI	(95,333)
Investment in partnership units	(2,465,000)	-
Cash used in investing activities	(5,078,827)	(4,680,000)

Financing activities:
Net proceeds from convertible loan	-	1,250,000
Proceeds from issuance of common shares, net transaction costs	21,659	5,611,802
Note receivable	-	(1,284,393)
Net proceeds from broker warrants exercised	41,250	-
Repayment of lease obligation	(102,029)	(19,795)
Repayment of short-term loans	-	(593,167)
Repayment of long-term debts	(271,001)	(417,996)
Cash provided by (used in) financing activities	(310,121)	4,546,451

Effect of changes in exchange rates on cash	(188,703)	178,777
Increase (decrease) in cash	5,341,685	4,698,622
Cash and cash equivalents, beginning	749,427	931,977
Cash and cash equivalents, ending	6,091,112	5,630,599

See accompanying notes to condensed interim consolidated financial statements.

5

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

1.	Nature of operations:

SolarBank Corporation (formerly Abundant Solar Energy Inc.) (the “Company”) was formed under the laws of the province of Ontario on September 23, 2013. The Company is engaged in the development and operation of solar photovoltaic power generation projects in the province of Ontario and New York state. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022.

The address of the Company and the principal place of the business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4Z2.

On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares. With completion of the Offering, the Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to the Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global market under the symbol “SUUN”.

2.	Material accounting policy information

(a)	Statement of compliance and basis of preparation:

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2023.

These condensed interim consolidated financial statements were prepared on a going concern basis.

The board approved these condensed interim consolidated financial statements of directors for issue on May 13, 2024.

(b)	Basis of consolidation:

These condensed interim consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statement of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balance, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

6

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

2.	Material accounting policy information (continued)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

Name	Method of accounting	Ownership interest
Abundant Solar Power Inc.	Consolidation	100%
Abundant Construction Inc.	Consolidation	100%
Abundant Energy Solutions Ltd.	Consolidation	100%
2467264 Ontario Inc.	Consolidation	49.9%
OFIT GM Inc.	Consolidation	49.9%
OFIT RT Inc.	Consolidation	49.9%
Solar Alliance Energy DevCo LLC(1)	Consolidation	100%
Solar Alliance TE HoldCo 1, LLC(1)	Consolidation	100%
Solar Alliance VC1 LLC(1)	Consolidation	100%
Abundant Solar Power (US1) LLC(1)	Consolidation	100%
Abundant Solar Power (New York) LLC	Consolidation	100%
Abundant Solar Power (Maryland) LLC	Consolidation	100%
Abundant Solar Power (RP) LLC	Consolidation	100%
SUNN 1011 LLC	Consolidation	100%
SUNN 1012 LLC	Consolidation	100%
Abundant Solar Power (CNY) LLC	Consolidation	100%
SUNN 1016 LLC	Consolidation	100%
Abundant Solar Power (TZ1) LLC	Consolidation	100%
Abundant Solar Power (M1) LLC	Consolidation	100%
Abundant Solar Power (J1) LLC	Consolidation	100%
Abundant Solar Power (Steuben) LLC	Consolidation	100%
ABUNDANT SOLAR POWER (USNY- MARKHAM HOLLOW RD-001) LLC	Consolidation	100%
SUNN 1015 LLC	Consolidation	100%
SUNN 1002 LLC	Consolidation	100%
SUNN 1003 LLC	Consolidation	100%
ABUNDANT SOLAR POWER (USNY-Richmond-002) LLC	Consolidation	100%
ABUNDANT SOLAR POWER (USNY-Richmond-003) LLC	Consolidation	100%
SUNN 1006 LLC	Consolidation	100%
SUNN 1007 LLC	Consolidation	100%
SUNN 1008 LLC	Consolidation	100%
SUNN 1009 LLC	Consolidation	100%
SUNN 1010 LLC	Consolidation	100%
SUNN (203 Fuller Rd) LLC	Consolidation	100%
SUNN 1001 LLC	Consolidation	100%
Abundant Solar Power (USNY-6882 Rice Road-001) LLC	Consolidation	100%
Abundant Solar Power (LCP) LLC	Consolidation	100%
Abundant Solar Power (SB13W) LLC	Consolidation	100%
Abundant Solar Power (SB13N) LLC	Consolidation	100%
Abundant Solar Power (Dutch Hill 2) LLC	Consolidation	100%
Abundant Solar Power (Dutch Hill 3) LLC	Consolidation	100%
SUNN 1004 LLC	Consolidation	100%

(1)	The Company acquired the remaining shares from the non-controlling interest shareholders in December 2023 and owns 100% interest of these subsidiaries.

7

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

2.	Material accounting policy information (continued)

(c)	New standards and amendments adopted by the Company:

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended June 30, 2023, except for the adoption of new standards effective as of July 1, 2023. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The amendments below apply for the first time effective July 1, 2023, but do not have an impact on the condensed interim consolidated financial statements of the Company.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB issued amendments to IAS 8 to clarify how reporting entities should distinguish changes in accounting policies from changes in accounting estimates. The amendments include a definition of “accounting estimates” as well as other amendments to IAS 8 that will help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction between these two types of changes is important as changes in accounting policies are normally applied retrospectively to past transactions and events, whereas changes in accounting estimates are applied prospectively to future transactions and events.

IAS 1 – Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements” aiming to improve accounting policy disclosures. The amendments to IAS 1 require reporting entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures.

8

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

3.	Short-term investments

Short-term investments consist of investments with market values closely approximating book values and original maturities between three and twelve months at the time of purchase.

As at March 31, 2024, the Company has three GICs in short-term investments totaling $2,720,000. The GIC of $220,000 has one year term and with interest rate of 4.95%. The GIC of $1,500,000 has one year term and with interest rate of 5.2%. The GIC of $1,000,000 has one year term and with interest rate of 5.2%.

As at June 30, 2023, the Company has two GICs in short-term investment totaling $6,550,000. The GIC of $2,980,000 has one year term and with interest rate of 4.7%. The GIC of $3,570,000 has one year term and with interest rate of 4.95%.

4.	Trade and other receivables

	March 31, 2024	June 30, 2023

Accounts receivable, net	$3,339,027	$1,978,834
Receivable from Solar Flow-Through (1)	-	1,537,357
Other receivable	112,968	321,016
	$3,451,994	$3,837,207

(1)	In 2017, the Company entered into a sales contract with a group of limited partnerships now known as Solar Flow-Through Funds Ltd. (“SFF”) to provide development services for solar photovoltaic projects. All aged receivable from SFF as at June 30, 2023 was collected during the nine months ended March 31, 2024. In addition, a total of $6,486,838 previously written off accounts receivable was recovered from SFF. $1,750,143 was collected in cash and $4,736,699 was settled by SFF through issuance of 1,052,599 common shares valued at $2.93 per share on settlement date. Refer to note 18 for details. For the nine months ended March 31, 2024, the Company recorded $4,839,438 accounts receivable recovery in other income.

5.	Prepaid expenses and deposits
	March 31, 2024	June 30, 2023

Interconnection deposits(1)	$4,248	$469,725
Construction in progress deposit(2)	1,666,395	1,623,209
Security deposits	12,352	12,352
Prepaid insurance	212,922	74,373
Prepaid marketing expenses(3)	-	782,101
Other prepaids and deposits	107,669	92,918
	$2,003,586	$3,054,678

(1)	Interconnection deposits are made to the utility companies for the connection cost of each project that completes a CESIR report (Coordinated Electric System Interconnection Review) with that utility. The utility companies complete their analysis and provide an estimated cost to connect the project to the grid when ready. To hold the place in the utility line and reserve grid capacity for said project, the estimated connection cost must be paid ahead of time which is what comprises the interconnection deposits amount. The Interconnection deposit would become a part of the cost of sales once the projects reach commercial operation.
(2)	Deposits related prepayments made on the purchase of raw materials required for construction of Independent Power Producer projects, Geddes and Settling Basins, located in New York, USA.
(3)	The Company hired investor relations and marketing consultant companies to increase the Company’s visibility in the market and to explore over-seas markets. The balance is related to the payment made to these marketing consultant companies.

9

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

6.	Property, Plant and Equipment

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities	Total
Cost:
Balance, June 30, 2022	$59,984	83,706	-	-	$143,690
Additions	-	-	-	-	-
Balance, March 31, 2023	$59,984	83,706	-	-	$143,690

Accumulated amortization:
Balance, June 30, 2022	$49,973	68,603	-	-	$118,576
Amortization	3,588	2,178	-	-	5,766
Balance, March 31, 2023	$53,561	70,781	-	-	$124,342
Net Book Value, March 31, 2023	$6,423	12,925	-	-	$19,348
Cost:
Balance, June 30, 2023	$19,256	50,253	-	937,194	$1,006,703
Additions	-	7,300	35,608	1,324,499	1,367,407
Foreign currency impact	-	-	-	21,943	21,943
Balance, March 31, 2024	$19,256	57,553	35,608	2,283,636	$2,396,053

Accumulated amortization:
Balance, June 30, 2023	$13,876	42,694	-	-	$56,570
Amortization	1,853	1,478	2,593	40,299	46,233
Foreign currency impact	-	-	-	93	93
Balance, March 31, 2024	$15,729	44,172	2,593	40,392	$102,886
Net Book Value, March 31, 2024	$3,527	13,381	33,015	2,243,244	$2,293,167

10

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

7.	Inventory

As of March 31, 2024 and 2023, the Company’s inventory is comprised of development costs for the solar projects.

Balance, June 30, 2022	195,920
Additions: development costs	455,376
Minus: development costs expensed to cost of goods sold	(12,724)
FX Impact	10,260
Balance, March 31, 2023	$648,832

Balance, June 30, 2023	448,721
Additions: development costs	2,952,085
Minus: development costs expensed to cost of goods sold	(642,020)
FX Impact	16,360
Balance, March 31, 2024	$2,775,146

8.	Development asset

Development projects are depreciated over the useful lives of the resulting assets once they become operational. The balance in development assets include costs incurred on self-owned projects. Detail of costs as at March 31, 2024 are as follows:

	March 31, 2024	June 30, 2023
Interconnection and permitting	$1,671,017	$1,060,119
Construction material	3,117,224	-
Construction and labour	3,067,648	46,384
Other	25,279	-
	$7,881,168	$1,106,503

11

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

9.	Trade and other payables

	March 31, 2024	June 30, 2023

Accounts payable and accrued liabilities	$5,479,970	$1,542,849
Due to related party	11,760	63,754
Other payable	462,783	3,106,894
	$5,954,513	$4,713,497

10.	Unearned revenue

As of March 31, 2024, the Company’s unearned revenue mostly consists of payments received for EPC projects not started yet.

Balance, June 30, 2023	$1,150,612
Additional payments received	34,800,046
Recognized to revenue	(34,279,715)
FX Impact	1,605
Balance, March 31, 2024	$1,672,548

11.	Right of use assets and lease liabilities

The Company leases office space in 2022 in Canada. The lease started on May 1, 2022, with a five-year lease term. The monthly lease payment is $4,697 starting from September 1, 2022, which will be adjusted on annual basis. On December 1, 2023, the Company leased additional office space, which increased monthly rent to $5,091. The right of use (“ROU”) and lease obligation were measured at the present value of the lease payment and discounted using an incremental borrowing rate of 10%.

On November 1, 2023, the Company acquired shares of OFIT GM Inc. (“OFIT GM”) and OFIT RT Inc. (“OFIT RT”) (see Note 16). The OFIT companies leased five properties where independent power producer (“IPP”) facilities are located. The leases commenced during the period from August 28, 2017 to October 6, 2017, each with a 20 year lease term. Two leases are paid on a monthly basis and three leases are paid on a quarterly basis. The monthly lease payments are in the range of $502 to $2,456 and quarterly lease payments are in the range of $1,250 to $8,125. The right of use asset and lease liabilities were treated as new assets and liabilities starting from acquisition date of November 1, 2023 in accordance to IFRS 3. The ROU and lease obligation were measured at the present value of the lease payment and discounted using an incremental borrowing rate of 12.5%.

12

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

11.	Right of use assets and lease liabilities (continued)

The continuity of the right-of-use as of March 31, 2024 is as follows:

Right-of- use assets	Office	IPP Facilities	Total
Cost:
Balance, June 30, 2023	$197,719	-	197,719
Addition	116,168	671,941	788,109
Balance, March 31, 2024	$313,887	671,941	985,828

Accumulated amortization:
Balance, June 30, 2023	$53,232	-	53,232
Amortization:	48,302	24,142	72,444
Balance, March 31, 2024	$101,534	24,142	125,676
Net Book Value, March 31, 2024	$212,353	647,799	860,152

The continuity of the lease liabilities as of March 31, 2024 is as follows:

Lease liabilities	Office	IPP Facilities	Total
Balance, June 30, 2023	$173,311	-	173,311
New obligations	116,168	671,941	788,109
Payments:	(56,089)	(45,938)	(102,027)
Interest accretion:	15,748	37,998	53,746
Balance, March 31, 2024	$249,138	664,001	913,139
Current	89,510	30,287	119,797
Long term	159,628	633,714	793,342
Balance, March 31, 2024	$249,183	664,001	913,139

The maturity analysis of the Company’s contractual undiscounted lease liabilities as of March 31, 2024 is as follows:

2024	$52,690
2025	218,013
2026	226,104
2027	124,389
2027 onward	956,545
Total	$1,577,741

13

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

12.	Long-term debt

	March 31, 2024	June 30, 2023
Highly Affected Sectors Credit Availability Program (1)	$787,037	$870,370
Canadian Emergency Business Account (2)	-	40,000
Long-term loans(3)	2,336,749	-
Total	3,123,786	910,370
Less: current portion	303,882	151,111
Long-term portion	$2,819,904	$759,259

(1)	In 2021, the Company received a Highly Affected Sectors Credit Availability Program (HASCAP) loan for a total of $1,000,000 at 4% annual interest rate from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments are to commence in May 2022. During the three months and nine month ended March 31, 2024, the interest recorded and paid was $8,005 and $25,081 (3-month and 9-month period ended March 31, 2023 - $9,803 and $28,354).

(2)	The Company received a Canada Emergency Business Account (“CEBA”) interest-free loan for a total of $60,000 from the Government of Canada. The loan bears interest at 0% per annum and is repayable by January 18, 2024. If $40,000 is repaid in full on or before January 18, 2024 and certain conditions are met, which include the use of funds for non-deferrable operating expenses only, $20,000 of the loan will be forgiven. Alternatively, on December 31, 2023, the Company can exercise the option to extend the loan for a two-year term which bears interest at 5% per annum.

Accordingly, the forgiveness portion of the $20,000 was recognized as government grant income during the year ended June 30, 2021 when the Company received the loan. The Company repaid the loan on January 8, 2024.

(3)	The Company obtained these loans as a result of acquisition of OFIT GM and OFIT RT. The loans were originally obtained on December 19, 2017 for a total principal amount of $4,248,495 and used interest rate swap agreements to fix the annual interest rate at 4.75%. The loans are guaranteed by Panasonic Corporation North America and collateralized by the solar projects, including related contracts such as FIT contract, EPC contract, site leases and similar contracts. The carrying value of solar projects was $6.45 million upon entering the loan agreements and the carrying value of solar projects as at March 31, 2024 was $1.31 million. The loans will mature on December 19, 2035 with interest payable quarterly commencing on March 19, 2018 and principal payments payable semi-annually commencing on June 19, 2018. The fair value of the loans recorded at acquisition date of November 1, 2023 were determined by using a discount rate of 12.5%. During the period from the acquisition date to March 31, 2024, the interest recorded and paid was $102,265 and interest accretion on fair value of the loans was $67,137.

Estimated principal repayments are as follows:

2024	$208,133
2025	448,229
2026	457,740
2027	467,687
2027 onwards	3,453,742
Total	$5,035,531

14

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

13.	Tax equity

On June 20, 2023, the Company acquired 67% membership interest in an entity which owns and operates certain solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the capital cost of the solar facilities. Amounts paid by the TEIs for their equity stakes are classified as debt on the consolidated statements of financial position and are measured at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is affected by the allocation of ITCs, taxable income, and accelerated tax depreciation. Financing expenses represent the interest accretion using the EIR. The EIR of the tax equity was determined to be 9%, the loan value was $549,061 (USD 414,699), with a maturity date (representing the expected flip point as estimated) of 2028 and the percentage of ownership between 99%, reflecting the allocation of taxable income or loss prior to the flip date.

Tax equity investors in US solar projects generally require sponsor guarantees as a condition to their investment. To support the tax equity investments, the Company executed guarantees indemnifying the tax equity investors against certain breaches of project level representations, warranties and covenants and other events. The Company believe these indemnifications cover matters which are substantially under its control and are very unlikely to occur.

14.	Financial instruments

The Company as part of its operations carries financial instruments consisting of cash, short term investment, trade receivables, accounts payable and accruals, loan payable, lease liabilities, tax equity and long-term debt.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices. Iin active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.
●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.
●	Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash is carried at fair value using a Level 1 fair value measurement. Investment in partnership units is carried at fair value using a Level 3 fair value measurement. Significant unoberservable inputs are used in discount cash flows method to determine the fair value of investment in SFF, There were no transfers into or out of Level 3 during the period ended March 31, 2024.

The carrying amounts of trade and other receivables, trade and other payables approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable, lease liabilities, tax equity liabilities and long-term debt approximate their fair value as they are discounted at the current market rate of interest.

(b)	Financial risk management:

(i)	Credit risk and economic dependence:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

15

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

14.	Financial instruments (continued)

(ii)	Concentration risk and economic dependence:

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

Nine months ended March 31, 2024	Revenue	% of Total Revenue
Customer B	$5,343,090	11%
Customer E	$34,518,159	68%
Customer F	$6,550,519	13%

Nine months ended March 31, 2023	Revenue	% of Total Revenue
Customer A	$5,919,270	65%

Three months ended March 31, 2024	Revenue	% of Total Revenue
Customer E	$22,858,350	95%

Three months ended March 31, 2023	Revenue	% of Total Revenue
Customer A	$105,180	15%
Customer B	$264,572	37%
Customer C	$151,696	21%
Customer D	$100,000	14%

March 31, 2024	Account Receivable	% of Account Receivable
Customer E	$2,494,047	72%

June 30, 2023	Account Receivable	% of Account Receivable
Customer F	$1,179,132	31%
Customer G	$1,537,357	40%

16

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

14.	Financial instruments (continued)

(iii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

(iv)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not carry debt at a variable rate and is exposed to interest rate risk on its cash which is not considered significant.

15.	Share Capital

(a)	Authorized

Unlimited number of common shares with no par value.

(b)	Issued and outstanding share capital

At March 31, 2024, the Company had 27,136,075 common shares issued and outstanding. A summary of changes in share capital and contributed surplus is contained on the consolidated statements of changes in shareholders’ equity.

During the nine-months ended March 31, 2024, the Company issued the following shares:

i.	On September 20, 2023, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.

ii.	In September, 2023, the Company sold a total of 2,200 Common Shares through at-the-market offerings at an average price of $10 per share for gross proceeds of $22,000.

iii.	The Company has entered into share purchase agreements (the “SPAs”) dated October 23, 2023 to acquire control of OFIT GM and OFIT RT for consideration of 278,875 common shares of the Company that were issued on November 1, 2023. See Note 16 for more detail.

(c)	Warrants

The following table reflects the warrants issued and outstanding as of March 31, 2024:

Date granted	Expiry	Exercise price (CAD)	Issued	Exercised	Balance at March 31, 2024
03-Oct-2022	10-Jun-2027	$0.10	2,500,000	-	2,500,000
01-Mar-2023	01-Mar-2026	$0.75	483,000	55,000	428,000
01-Mar-2023	01-Mar-2028	$0.50	5,000,000	-	5,000,000
			7,983,000	-	7,928,000
Weighted average exercise price					$0.39

17

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

15.	Share Capital (continued)

(d)	Stock Options

The Board of Directors has adopted the Share Compensation Plan on November 4, 2022. Under this plan, the aggregate number of common shares that may be reserved and available for grant and issuance pursuant to the exercise of options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares at the time of granting. The exercise price per common share for an option and RSU granted shall not be less than the market price. Every option and RSU shall have a term not exceeding and shall expire no later than 5 years after the date of grant.

Details of the stock option outstanding as at March 31, 2024 are as follows:

Date issued	Expiry	Exercise price (CAD)	Balance at July 1, 2023	Granted	Exercised	Expired/Cancelled	Balance at March 31, 2024
10-Feb-2023	04-Nov-2027	$0.75	2,759,000	-	-	-	2,759,000
04-Dec-2023	04-Dec-2028	$6.60	-	82,500	-	(75,000)	7,500
			2,759,000	82,500	-	(75,000)	2,766,500
Weighted average exercise price							$0.77
Weighted average remaining contractual life							3.60 years

As at March 31, 2024, no stock options were exercisable.

(e)	Restricted Stock Units

Details of the Restricted Stock Units (RSU) outstanding as at March 31, 2024 are as follows:

Date granted	Vesting Date	Granted	Distributed	Forfeited	Balance at March 31, 2024
4-Nov-2022	02-Aug-2023	250,000	-	-	250,000
13-Mar-2023	12-Mar-2024	7,500	-	-	7,500
13-Mar-2023	12-Mar-2025	7,500	-	-	7,500
		265,000	-	-	265,000

The weight average grant date price per share is $0.86.

18

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

16.	Acquisitions

Solar Alliance DevCo LLC

Abundant Solar Power (“ASP”) has an EPC agreement with Solar Alliance Energy Inc (“Solar Alliance”) to be engaged in the development, engineering, procurement, construction, and operations of solar energy facilities (US1 & VC1 projects). The US1 & VC1 projects reached PTO (permission to operation) in December 2022. According to the EPC agreement, ASP had fulfilled its performance obligation and was able to recognize EPC services revenue at the amount of $1,340,765 CAD ($1,082,345 USD) when US1 & VC1 projects were reached PTO.

On December 28, 2022, the Company entered into a promissory note with Solar Alliance converting a series of overdue accounts receivables of $1,206,004 (USD $891,158) since August 2022 to a note receivable. The promissory note bears interest rate of 15% per annum and was payable on a monthly basis.

On June 20, 2023, the Company settled the outstanding promissory note of $1,206,004 (USD $891,158) plus accrued interest of $111,821 (USD $82,203) through the acquisition of 67% of in Solar Alliance DevCo, a wholly-owned subsidiary of Solar Alliance, under the terms of membership interest purchase agreement. As a result of the acquisition, Solar Alliance DevCo operates as a subsidiary of ASP. Solar Alliance DevCo holds two solar energy facilities (US1 & VC1) which have reached commercial operation stage. As a result, the Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair values at the acquisition date.

The provisional allocation of the purchase consideration to the total fair value of net assets acquired is as follows:

Fair value of net assets acquired	$
Accounts receivable	407,210
Capital assets	937,194
Accounts payable	(25,851)
Tax equity liability	(460,607)
Identifiable net assets acquired	857,946
Non-controlling interest	(283,122)
Purchase consideration transferred	574,824

On acquisition, the purchase consideration transferred of $574,824 is the fair value of the promissory note plus accrued interest as of June 20, 2023. Hence, the Company recognized an impairment loss of $724,205 (USD $539,204) from the remeasurement of promissory note to its fair value as of the acquisition date. The impairment loss was recognized in profit and loss in the fiscal year ended June 30, 2023.

On December 4, 2023, ASP acquired the remaining 33% of Solar Alliance DevCo for $95,333 (USD $70,000). The 33% non-controlling interest was originally valued at $283,122 (USD $213,838) on acquisition date. Accordingly, a gain of $195,893 (USD $143,838) is recognized as other income in the statement of income and comprehensive income for the nine months period ended March 31, 2024.

19

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

16.	Acquisitions (continued)

OFIT GM Inc. and OFIT RT Inc.

The Company entered into share purchase agreements (the “SPAs”) dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “Projects”) for consideration of $432,510 cash and 278,875 common shares (the “Consideration Shares”) of the Company (the “OFIT Transaction”). The corporations OFIT GM and OFIT RT (the “Purchased Entities”) have been operating the Projects since 2017. The transaction closed on November 1, 2023. The shares of the Purchased Entities were acquired from N. Fine Investments Limited and Linden Power Inc. Pursuant to the terms of the SPAs, the Company acquired 49.9% ownership of OFIT RT Inc. where Whitesand First Nation owns the remaining shares of OFIT RT Inc. The Company also acquired 49.9% ownership of OFIT GM Inc. where the Town of Kapuskasing owns the remaining shares of OFIT GM Inc. The shares owned by the Town of Kapuskasing have no voting right, hence, the Company controls and consolidate the Purchased Entities.

The acquisition of the Purchased Entities is considered a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date.

Due to the timing of the acquisition and the ongoing collection of data necessary to value the acquired assets and liabilities, the identified assets acquired and liabilities assumed have been determined provisionally and purchase price allocation has not yet been finalized. Changes in the assumptions used in the valuation of these assets may affect the fair value resulting in a reallocation of purchase price to or from the amount recognized for goodwill. Any changes in these amounts will also result in a change in the relevant deferred tax liabilities recognized on the intangibles. The Company expects to finalize its purchase price allocation by the fourth quarter of fiscal 2024.

The President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and indirectly received one-third of the Consideration Shares. As a result, the Transaction is considered a related party transaction.

20

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

16.	Acquisitions (continued)

The preliminary fair value of consideration transferred from the acquisition of OFIT GM and OFIT RT Inc. consists of the following:

Fair value of net assets (liabilities) acquired	$	$	$
	OFIT GM	OFIT RT	Net
Cash	242,885	200,780	443,665
Accounts receivable	6,454	26,611	33,065
Prepaid	11,210	5,297	16,507
Capital assets	951,749	372,750	1,324,499
Current liabilities	(29,716)	(52,006)	(81,721)
Long-term loans	(1,759,062)	(658,217)	(2,417,279)
Identifiable net liabilities assumed at fair value	(576,480)	(104,785)	(681,265)
Goodwill arising on acquisition	4,247,318	1,441,909	5,689,227
Non-controlling interest at fair value	(1,839,090)	(669,899)	(2,508,989)
Purchase consideration transferred	1,831,748	667,225	2,498,973

Consideration paid in cash	232,263	200,247	432,510
Consideration paid in common shares	1,599,486	466,978	2,066,464
Total consideration	1,831,748	667,225	2,498,973

17.	Non-Controlling Interest

The following items affects non-controlling interest for the year ended March 31, 2024:

Solar Alliance DevCo LLC

On June 20, 2023, the Company (through ASP) acquired a 67% membership interest in two solar facilities. The remaining 33% membership was acquired on December 4, 2023. For the period of July 1 to December 4, 2023 33% of net income or $7,023 was allocated to non-controlling interest.

OFIT GM and OFIT RT

On November 1, 2023, the Company acquired 49.9% interest in OFIT GM and OFIT RT. For the period of November 2, 2023 to March 31, 2024, net loss of $53,279 in OFIT GM and $19,222 in OFIT RT were allocated to non-controlling interest.

21

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

18.	Investment

On June 1, 2023, the Company acquired 200 limited partnership units of Solar Flow-Through 2012-I Limited Partnership from former partner unitholders for an aggregate purchase price of $4,200, and 31,230 limited partnership units of Solar Flow-Through 2013-I Limited Partnership for an aggregate purchase price of $718,290. On July 5, 2023, the Company acquired 42,500 limited partnership units of Solar Flow-Through 2016 Limited Partnership for an aggregate purchase price of $2,465,000.

During the nine months period ended March 31, 2024, the group of Solar Flow-Through Limited Partnerships completed a reorganization into a corporate entity named Solar Flow-Through Funds Ltd. (“SFF”). As a result, 73,930 limited partnership units owned by the Company have been converted to 702,820 common shares of SFF. On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares in an all-stock deal. The transaction is not closed and SFF shares not yet received as at March 31, 2024, thus the Company does not have significant influence over SFF. See note 22 for details on the acquisition agreement.

During previous years, the Company had written off $6,486,838 aged accounts receivable due from SFF. The accounts receivable was related to EPC projects commenced in 2017 and that were later cancelled by the Progressive Conservative Party of Ontario who was sworn in as the new provincial government in 2018. SFF was able to recover certain costs from Independent Electricity System Operator (IESO) and repaid $1,750,143 in cash during the nine months period ended March 31, 2024, On March 27, 2024, the two parties entered into agreement to settle the remaining $4,736,699 receivable in SFF shares. The Company received 1,052,599 common shares of SFF at the originally agreed share price at $4.50 per share and then revalued at $2.93 per share on the settlement date.

As at March 31, 2024, management revalued the share price of SFF held by the Company at $2.96 per share. Accordingly, $1,124,791 of loss on fair value was recorded in the statement of income and comprehensive income.

22

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

19.	Related Party Transactions

Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the three months ended March 31, 2024 and 2023 were as follows:

	Three Month Ended March 31,
	2024	2023
Short-term employee benefits	$409,599	$280,016
Share-based compensation	59,473	83,531
Advisory warrants	-	445,361

	Nine Month Ended March 31,
	2024	2023
Short-term employee benefits	$1,020,227	$1,020,355
Share-based compensation	345,957	83,531
Advisory warrants	-	445,361

Short-term employee benefits include consulting fees and salaries made to key management personnel.

Related parties transactions

The OFIT transaction is considered a related party transaction due to the President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and indirectly received one-third of the Consideration Shares. See note 16.

23

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

20.	Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	March 31, 2024	June 30, 2023
Long-term debt -non-current portion (note 12)	$2,819,904	759,259
Shareholders’ equity	$27,342,463	16,631,196

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

There has not been any significant change in capital management from the prior year.

21.	Segment reporting

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. The Company and its subsidiaries engage in one main business activity being the commercial, industrial, and residential solar business, hence, operating segment information is not provided.

The Company is currently operating development and construction of solar photovoltaic power generation projects in two principal geographical areas - Canada and United States. The revenues from external customers and non-current assets by country for the three and nine months ended and as at March 31, 2024 and 2023 are as follows:

	Revenue from external customers
	Three Months Ended March 31,		Nine Months Ended March 31,
	2024	2023	2024	2023
Canada	$1,183,031	559,082	$9,285,960	1,082,343
United States	22,891,916	147,774	41,114,053	8,069,899
	$24,074,947	706,856	$50,400,013	9,152,242

24

SOLARBANK CORPORATION

Notes to Condensed Interim Consolidate Financial Statements

For the period ended March 31, 2024, and 2023

(Expressed in Canadian Dollars)

(Unaudited)

21.	Segment reporting (continued)

	Non-current assets
	March 31, 2024	June 30, 2023
Canada	$12,186,000	879,941
United States	9,689,737	2,043,697
	$21,875,736	2,923,638

	Total assets		Total liabilities
	March 31, 2024	June 30, 2023	March 31, 2024	June 30, 2023
Canada	$18,078,124	11,230,409	$5,708,730	2,613,812
United States	21,378,459	13,739,128	6,405,390	5,724,529
	$39,456,583	24,969,537	$12,114,120	8,338,341

22.	Acquisition of Solar Flow-Through Funds Ltd.

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal (the “SFF Transaction”). The SFF Transaction values SFF at up to $45 million but the consideration payable excludes the common shares of SFF currently held by SolarBank.

Under the terms of the SFF Transaction, the Company has agreed to issue up to 5,859,567 common shares of SolarBank (“SolarBank Shares”) for an aggregate purchase price of up to $41.8 million, representing $4.50 per SFF common share acquired. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). The SFF Transaction represents a 7% premium to a valuation report prepared by Evans & Evans, Inc. on SFF and its assets.

The consideration for the SFF Transaction consists of an upfront payment of approximately 3,575,638 SolarBank Shares ($25.53 million) and a contingent payment representing up to an additional 2,283,929 SolarBank Shares ($16.31 million) that will be issued in the form of contingent value rights (“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, Evans & Evans, Inc. shall revalue the BESS portfolio and SolarBank shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by Evans & Evans, Inc. plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 SolarBank Shares.

23.	Provisions and contingent liabilities

a)	In June 2022, a group of residents filed an Article 78 lawsuit against the town of Manlius, New York, over a solar panel project on town property that is being developed by SolarBank. The lawsuit was filed challenging the approval of the Manlius landfill. SolarBank is not named in the lawsuit; however, in cooperation with the town, SolarBank is vigorously defending this suit. On October 5, 2022 by decision of the State of New York Supreme Court, the lawsuit was dismissed. However, on October 19, 2022 an appeal was filed by the petitioners in the Appellate Division of the State of New York Supreme Court. On March 15, 2024 the Appellate Division of the State of New York Supreme Court dismissed the appeal. The petitioners having remaining appeal rights the timelines of which have not yet expired. The likelihood of success in these lawsuits cannot be reasonably predicted.

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